SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 10, 2015	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2015 RESULTS

2Q15 Highlights (as compared to 1Q15):

•	Net Revenue Was US$164.2 Million Compared to US$169.0 Million

•	Gross Profit Was US$36.8 Million Compared to US$39.3 Million

•	Gross Margin Was 22.4% Compared to 23.3%

•	Operating Profit Was US$24.2 Million Compared to US$28.1 Million

•	Net Earnings of US$0.08 Per Basic Common Share and US$0.08 Per Diluted Common Share Compared to US$0.43 Per Basic Common Share and US$0.42 Per Diluted Common Share

•	Net Earnings Were Adversely Impacted By a US$7.5 Million Dividend Distribution Withholding Tax and US$1.7 Million of Foreign Exchange Loss, or Approximately of US$0.32 Per Basic Common Share and US$0.32 Per Diluted Common Share In Aggregate.

•	Generated US$5.4 Million of Free Cash Flow after US$22.8 Million of CapEx

•	Paid US$46.8 Million in Cash in Relation to ThaiLin Merger

•	Declared US$0.14 Per Share Dividend Payable on October 30, 2015

•	Accelerated Start of US$25.0 Million Repurchase Program

•	Board of ChipMOS Taiwan Authorized Separate 20 Million Share Repurchase Program

•	Retained Balance of Cash and Cash Equivalents at US$475.1 Million compared to US$524.4 Million

Hsinchu - 8/11/2015 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the second quarter ended June 30, 2015. All U.S. dollar figures in this release are based on the exchange rate of NT$30.88 against US$1.00 as of June 30, 2015.

Net revenue for the second quarter of 2015 was NT$5,069.1 million or US$164.2 million, a decrease of 2.9% from NT$5,218.1 million or US$169.0 million in the first quarter of 2015 and a decrease of 6.4% from NT$5,413.4 million or US$175.3 million for the same period in 2014. This is in-line with the Company’s guidance, which called for revenue to be flat to down in the low single digits as compared to the first quarter of 2015.

Net income for the second quarter of 2015 was NT$72.3 million or US$2.4 million, and NT$2.54 or US$0.08 per basic common share and NT$2.49 or US$0.08 per diluted common share, as compared to net income for the first quarter of 2015 of NT$377.6 million or US$12.2 million, and NT$13.23 or US$0.43 per basic common share and NT$12.96 or US$0.42 per diluted common share, and compared to net income in the second quarter of 2014 of NT$169.8 million or US$5.5 million, and NT$5.70 or US$0.18 per basic common share and NT$5.56 or US$0.18 per diluted common share. Net earnings were adversely impacted by a US$7.5 million dividend distribution withholding tax and US$1.7 million of foreign exchange loss, or approximately of US$0.32 per basic common share and US$0.32 per diluted common share in aggregate.

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2015 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. (“ThaiLin”) and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We achieved our 2Q15 revenue and gross margin targets, as we continue to benefit from our leadership in the LCD driver business, led by growth opportunities in small panel drivers. This gives us a competitive advantage and helped buffer softness in our DRAM and bumping business in the quarter. We also benefitted from growth in our non-driver IC business, including flash and wafer level chip scale package (WLCSP) businesses, which increased 7.7% and 33.8%, respectively, compared to 1Q15. As we look forward, we remain confident in our business over the long-term, despite any near-term macro weakness. We continue to benefit from strong, mutually beneficial, strategic customer relationships, and our leadership in the global LCD driver business and growth opportunities in our non-driver IC businesses.”

“We continue to make substantial progress on the streamlining of our corporate structure. The latest actions included the completion of the merger of ChipMOS Taiwan, our 58% owned subsidiary, and ThaiLin on June 17, 2015. Subsequently, on July 14, 2015, our Board of Directors announced the formation of a Special Committee to review and evaluate the feasibility of a merger of the Company into ChipMOS Taiwan and to negotiate the contemplated action with ChipMOS Taiwan. We have already completed a significant amount of work in prior quarters around a potential top level compression of our structure. We are fully committed to such a top level compression, but the Board must secure third party valuations and related counsel. Other notable actions we have taken recently include our declaration of a cash dividend of US$0.14 per share payable on October 30, 2015 to all common shareholders of record at the close of business on October 16, 2015 and our Board authorized a US$25.0 million share repurchase program. The share repurchase has been accelerated and is expected to now commence five business days from the date on which ChipMOS and the broker entered into the plan, which is anticipated to be one business day after this release of our 2Q15 results to allow us to better take advantage of what see as an undervaluation of our Company in the market. In addition, the Board of Directors of ChipMOS Taiwan authorized a separate share repurchase program, under which 20 million shares are authorized to be repurchased on the Taiwan Stock Exchange, which would result in the ownership of ChipMOS in ChipMOS Taiwan increasing to approximately 58.2% from the current 58.0%. The repurchase impact will be slightly offset by a 15.7 million restricted share grant under the Company’s incentive program to employees of ChipMOS Taiwan by August 31. And while our continued concrete results and actions have not yet been recognized in a higher valuation of the Company, we remain focused and will continue to strive to deliver higher than industry average revenue and net income growth, which will ultimately benefit both the Company and all shareholders.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We generated US$93.4 million cash from our operations in 2Q15 and ended the quarter with a balance of US$475.1 million in cash and cash equivalents. Our net debt to equity ratio was -41.4% as of June 30, 2015 compared to -52.3% as of March 31, 2015, with a net cash balance of US$200.6 million as of June 30, 2015. This is after we paid US$46.8 million in cash related to the ThaiLin merger on June 17, 2015 and after investing US$22.8 million in 2Q15 CapEx. We incurred income tax expenses of US$11.7 million in Q215, which included US$7.5 million for a dividend distribution withholding tax. We also incurred a US$1.7 million foreign exchange loss in 2Q15, which led to the increase of our non-operating expenses to US$1.9 million. Overall, we continue to maintain a healthy gross margin and generate strong free cash flow levels, while investing in the customer programs and technologies that will drive our future growth, and while actively reducing our balance of outstanding debt.”

Selected Operation Data
	2Q15		1Q15
Revenue by segment
Testing		24%		23%
Assembly		31%		31%
LCD Driver		27%		26%
Bumping		18%		20%

Utilization by segment
Testing		65%		68%
Assembly		62%		64%
LCD Driver		75%		78%
Bumping		71%		75%
Overall		68%		71%

CapEx	US$	22.8 million	US$	32.7 million
Testing		22%		24%
Assembly		29%		17%
LCD Driver		30%		50%
Bumping		19%		9%

Depreciation and amortization expenses	US$	24.4 million	US$	23.7 million

Condensed consolidated statements of cash flows	Period ended Jun. 30, 2015 US$ million	Period ended Jun. 30, 2014 US$ million
Net cash generated from (used in) operating activities	93.4	87.0
Net cash generated from (used in) investing activities	(85.6)	(58.1)
Net cash generated from (used in) financing activities	(27.6)	(23.0)
Net increase (decrease) in cash and cash equivalents	(19.8)	5.9
Effect of exchange rate changes on cash	0.5	0.1
Cash and cash equivalents at beginning of period	494.4	433.1
Cash and cash equivalents at end of period	475.1	439.1

Third Quarter 2015 Outlook

The Company expects revenue for the third quarter of 2015 will decrease approximately 2% to 7%, as compared to the second quarter of 2015. The Company expects gross margin on a consolidated basis to be in the range of approximately 17% to 21% for the third quarter of 2015. The Company anticipates depreciation and amortization expenses for the third quarter of 2015 to be approximately US$26 million. Operating expenses are expected to be approximately 6% to 8% of revenues in the third quarter of 2015. The Company expects CapEx spending to be approximately US$30 million in the third quarter of 2015, with CapEx spending for the full year 2015 to be less than US$125 million. The total number of the Company’s outstanding common shares at the end of the third quarter of 2015 is expected to be approximately 28 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2015 results on Monday, August 10, 2015 at 7:00 PM Eastern Time (7:00 AM Taiwan time, Tuesday, August 11, 2015). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13615114.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2015, and Jun. 30, 2014

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014
	USD	USD	USD
Revenue	164.2	169.0	175.3
Cost of revenue	(127.4)	(129.7)	(133.9)

Gross profit	36.8	39.3	41.4

Other operating income	0.8	0.8	1.3
Research and development expenses	(5.5)	(5.5)	(5.5)
Sales and marketing expenses	(0.9)	(0.8)	(0.8)
Administrative and general expenses	(5.9)	(5.7)	(6.8)
Other operating expenses	(1.1)	0.0	(2.4)

Operating profit	24.2	28.1	27.2

Non-operating income (expenses), net	(1.9)	(1.1)	(4.2)

Profit (loss) before tax	22.3	27.0	23.0

Income tax benefit (expense)	(11.7)	(4.9)	(8.2)

Profit (loss) for the year	10.6	22.1	14.8

Attributable to:
Equity holders of the Company	2.4	12.2	5.5
Non-controlling interests	8.2	9.9	9.3

	10.6	22.1	14.8

Profit (loss) for the year	10.6	22.1	14.8
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	0.4	(0.2)	(0.4)
Net actuarial losses	—	—	—
Income tax effect	—	—	—

Total other comprehensive income (loss)	0.4	(0.2)	(0.4)

Total comprehensive income (loss)	11.0	21.9	14.4

Attributable to:
Equity holders of the Company	2.6	12.1	5.3
Non-controlling interests	8.4	9.8	9.1

	11.0	21.9	14.4

Earnings (loss) per share attributable to the Company - basic	0.08	0.43	0.18

Shares outstanding (in thousands) - basic	28,512	28,549	29,801

Net income (loss) attributable to the Company - diluted	2.4	12.2	5.5

Earnings (loss) per share attributable to the Company - diluted	0.08	0.42	0.18

Shares outstanding (in thousands) - diluted	29,059	29,125	30,522

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.88 against US$1.00 as of Jun. 30, 2015. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2015, and Jun. 30, 2014

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014
	NTD	NTD	NTD
Revenue	5,069.1	5,218.1	5,413.4
Cost of revenue	(3,933.6)	(4,004.3)	(4,135.7)

Gross profit	1,135.5	1,213.8	1,277.7

Other operating income	23.4	24.9	40.5
Research and development expenses	(169.7)	(170.9)	(169.0)
Sales and marketing expenses	(28.7)	(25.5)	(24.4)
Administrative and general expenses	(183.4)	(172.7)	(210.8)
Other operating expenses	(32.0)	(0.5)	(73.1)

Operating profit	745.1	869.1	840.9

Non-operating income (expenses), net	(58.0)	(33.4)	(130.4)

Profit (loss) before tax	687.1	835.7	710.5

Income tax benefit (expense)	(361.2)	(151.9)	(253.8)

Profit (loss) for the year	325.9	683.8	456.7

Attributable to:
Equity holders of the Company	72.3	377.6	169.8
Non-controlling interests	253.6	306.2	286.9

	325.9	683.8	456.7

Profit (loss) for the year	325.9	683.8	456.7
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	13.0	(6.9)	(12.5)
Net actuarial losses	—	—	—
Income tax effect	—	—	—

Total other comprehensive income (loss)	13.0	(6.9)	(12.5)

Total comprehensive income (loss)	338.9	676.9	444.2

Attributable to:
Equity holders of the Company	79.2	373.4	162.1
Non-controlling interests	259.7	303.5	282.1

	338.9	676.9	444.2

Earnings (loss) per share attributable to the Company - basic	2.54	13.23	5.70

Shares outstanding (in thousands) - basic	28,512	28,549	29,801

Net income (loss) attributable to the Company - diluted	72.3	377.6	169.8

Earnings (loss) per share attributable to the Company - diluted	2.49	12.96	5.56

Shares outstanding (in thousands) - diluted	29,059	29,125	30,522

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2015, and Jun. 30, 2014

Figures in Million of U.S. dollars (USD) (1)

	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	0.6	0.6	0.3
Investment in associates	10.6	10.4	—
Property, plant & equipment	444.0	445.8	410.8
Other non-current assets	11.4	10.3	10.6

Total non-current assets	466.6	467.1	421.7

Current assets
Inventories	57.2	57.2	51.1
Accounts and notes receivable	133.5	137.5	140.6
Short-term deposits	2.4	3.3	9.5
Other current assets	8.6	11.1	7.0
Cash and cash equivalents	475.1	524.4	439.1

Total current assets	676.8	733.5	647.3

Total assets	1,143.4	1,200.6	1,069.0

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.1	1.1	1.1
Capital surplus	386.6	373.3	385.7
Retained earnings	81.8	84.6	58.1
Other component of equity	14.9	14.6	14.0

Equity attributable to equity holders of the Company	484.4	473.6	458.9

Non-controlling interests	210.3	283.9	244.4

Total equity	694.7	757.5	703.3

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	187.2	187.2	95.8
Other non-current liabilities	18.8	18.9	18.8

Total non-current liabilities	206.0	206.1	114.6

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	43.3	48.1	46.7
Other current liabilities	112.1	99.3	98.8
Bank loans – current portion	48.6	48.9	72.1
Short-term bank loans	38.7	40.7	33.5

Total current liabilities	242.7	237.0	251.1

Total liabilities	448.7	443.1	365.7

Total equity and liabilities	1,143.4	1,200.6	1,069.0

Note:

(8)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.88 against US$1.00 as of Jun. 30, 2015. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2015, and Jun. 30, 2014

Figures in Million of NT dollars (NTD)

	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	18.5	18.5	8.6
Investment in associates	327.6	319.3	—
Property, plant & equipment	13,708.8	13,767.4	12,687.0
Other non-current assets	352.6	318.7	326.6

Total non-current assets	14,407.5	14,423.9	13,022.2

Current assets
Inventories	1,766.9	1,765.0	1,578.4
Accounts and notes receivable	4,122.8	4,247.2	4,342.5
Short-term deposits	74.7	102.7	292.9
Other current assets	264.1	342.4	217.3
Cash and cash equivalents	14,672.1	16,194.7	13,557.9

Total current assets	20,900.6	22,652.0	19,989.0

Total assets	35,308.1	37,075.9	33,011.2

EQUITY AND LIABILITIES
EQUITY
Issued capital	33.4	33.4	34.9
Capital surplus	11,938.9	11,526.9	11,909.4
Retained earnings	2,525.4	2,611.6	1,795.6
Other component of equity	459.3	452.4	432.4

Equity attributable to equity holders of the Company	14,957.0	14,624.3	14,172.3

Non-controlling interests	6,494.3	8,767.5	7,546.1

Total equity	21,451.3	23,391.8	21,718.4

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	5,780.0	5,780.0	2,957.8
Other non-current liabilities	579.9	583.9	582.4

Total non-current liabilities	6,359.9	6,363.9	3,540.2

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,337.9	1,486.7	1,443.6
Other current liabilities	3,460.3	3,064.8	3,051.2
Bank loans – current portion	1,500.0	1,510.6	2,225.0
Short-term bank loans	1,198.7	1,258.1	1,032.8

Total current liabilities	7,496.9	7,320.2	7,752.6

Total liabilities	13,856.8	13,684.1	11,292.8

Total equity and liabilities	35,308.1	37,075.9	33,011.2